SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CHANNELL COMMERCIAL CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock,

Par Value $0.01 Per Share

(Title of Class of Securities)

159186 10 5

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

William H. Channell, Sr.

Chairman of the Board and Chief Executive Officer

Channell Commercial Corporation

26040 Ynez Road

Temecula, California 92591

Tel: (909) 719-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Anthony T. Iler, Esq.

Irell & Manella LLP

1800 Avenue of the Stars, Suite 900

Los Angeles, California 90067

Tel: (310) 277-1010

CALCULATION OF FILING FEE*

Transaction Valuation	Amount of Filing Fee
$2,120,223	$195.06

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,572,960 shares of common stock of Channell Commercial Corporation will be exchanged pursuant to this offer. The aggregate transaction value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by $92 per million dollars of the transaction value. The filing fee was previously paid with the filing of the Schedule TO with the Securities and Exchange Commission on February 21, 2003.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on February 21, 2003 relating to the offer by Channell Commercial Corporation, a Delaware corporation (the “Company”), to exchange certain options to purchase shares of the Company’s common stock, par value $.01 per share (“Common Stock”), held by eligible option holders for new options to purchase shares of Common Stock upon the terms and subject to the conditions set forth in the Offer to Exchange, dated February 21, 2003. This Amendment No. 1 is being filed to report the final results of the Company’s offer.

Item 4.    Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

The offer made by the Company pursuant to the Schedule TO expired at 9:00 p.m., Eastern Standard Time, on March 20, 2003. Pursuant to the Offer to Exchange, the Company accepted for cancellation options to purchase 1,326,890 shares of Common Stock, representing approximately 84.4% of the options that were eligible to be tendered for exchange pursuant to the Offer to Exchange. Subject to the terms and conditions of the Offer to Exchange, the Company will grant new options to purchase an aggregate of 1,326,890 shares of Common Stock in exchange for those options the Company accepted for exchange.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Date: March 24, 2003	CHANNELL COMMERCIAL CORPORATION

	By:	/s/ WILLIAM H. CHANNELL, SR.
Name: William H. Channell, Sr. Title: Chairman of the Board and Chief Executive Officer